Exhibit 3

FOR IMMEDIATE RELEASE:

CONTACT: Jeffrey Birnbaum, (202) 661-6367, JBirnbaum@BGRPR.com

Crest Financial Urges Clearwire Board to Recommend AGAINST Sprint Merger, Open Competitive Bidding for Clearwire, and Reconstitute Special Committee

Sends letter to Clearwire Board calling DISH’s offer “clearly superior” to Sprint’s and urging the Clearwire Board to pursue a competitive bidding process

HOUSTON, May 30, 2013 — Crest Financial Limited, the largest of the independent minority stockholders of Clearwire Corporation (NASDAQ: CLWR), today urged the Clearwire Board of Directors to reverse its recommendation on the Sprint-Clearwire merger following DISH Network Corporation’s $4.40 per share tender offer announced last night and to pursue an “open and competitive bidding process” for Clearwire. Crest also urged the Board immediately to “reconstitute the Special Committee with newly appointed, truly independent directors and empower the Special Committee with the full authority of the Board to evaluate the DISH offer and any other offer for the Company that may be made after the Board conducts a fair and transparent process that encourages these offers, and to make decisions about interim financing.”

According to David K. Schumacher, Crest’s General Counsel, “The Board has a fiduciary obligation to give full consideration to DISH’s offer, which is clearly actionable, and any other eventual offers that would trump the DISH offer. DISH’s offer for Clearwire confirms what Crest and others have been saying for months: Clearwire is the crown jewel, and the Company can realize its true value only through a competitive bidding process. DISH has initiated that process, and it is your legal obligation to pursue DISH’s offer and other potential offers now.”

Schumacher added: “The Board must encourage Clearwire’s stockholders to reject Sprint’s latest bid at tomorrow’s special meeting. Perhaps the only favorable term in the otherwise oppressive merger agreement with Sprint is the provision that you can change your recommendation and advise the stockholders to vote AGAINST the deal without paying a termination fee. You should exercise that option now. After the Clearwire stockholders accept your revised recommendation and vote AGAINST the Sprint offer, the Clearwire Board can terminate the unfair Sprint merger agreement, consider DISH’s offer, and solicit direct bids from others. Clearwire can pursue this course with the assurance that it will be able to continue operations during the competitive bidding process because Crest stands by its offer to provide the Company with $240.0 million in convertible financing, and is even willing to improve the exchange ratio to $2.50 per share (from the previous ratio of $2.00 per share) to match DISH’s proposed financing terms.”

Crest’s letter also notes: “Of course, although superior to Sprint’s current offer, DISH’s offer may turn out still to be inadequate for Clearwire’s stockholders. As we have said repeatedly, the battle for Clearwire is just beginning. To ensure that this ensuing battle redounds to the benefit of all Clearwire stockholders, the Board must create an open and transparent process whereby all interested parties can make offers to Clearwire’s stockholders. Only through such a competitive bidding process can all Clearwire stockholders reap the full value of their shares.”

Schumacher stated: “Throughout the process thus far, we believe the Special Committee has been feckless and Clearwire’s directors have failed to account for the best interests of minority stockholders. The time has come for that to end. We hereby request that you appoint a wholly new and truly independent Special Committee made up of newly appointed directors. Such a reconstitution would ensure completely fresh perspectives, and a Special Committee unencumbered by the past defaults and misjudgments of the current Special Committee—most obviously the flawed recommendations that stockholders accept clearly inadequate Sprint bids at $2.97 and $3.40 per share. The newly reconstituted Special Committee should be delegated all the powers of the Board, including decisions regarding interim financing, and specifically directed to run a fair and transparent process and evaluate all offers accordingly. We would welcome minority shareholder input on candidates to be considered for the Special Committee.”

The letter to the Clearwire Board concludes: “In order to consider DISH’s offer and any other offer that may be forthcoming through a competitive bidding process, the Board must recommend against the Sprint merger at tomorrow’s stockholders meeting, allow the stockholders to vote AGAINST the Sprint offer, and then terminate the merger agreement to break free from Sprint’s oppressive control. Sprint obtained majority control through the Eagle River transaction, and then secured veto power over alternative transactions and financing proposals through the unfair merger agreement. Sprint has abused its controlling position, wielding it as a cudgel against fair dealing for minority stockholders. The Board must not permit those abuses to continue. Once released from Sprint’s oppressive control following the stockholders’ rejection of the Sprint offer tomorrow, the Company will be free to pursue DISH’s offer or competing bids and thus to realize the true value of Clearwire for all stockholders—not just its controlling stockholder Sprint.”

D.F. King & Co, Inc. has been retained by Crest to assist it in the solicitation of proxies in opposition to the merger. If stockholder have any questions or need assistance in voting the GOLD proxy card, please call D.F. King & Co. at (800) 949-2583. The full letter to the Clearwire Board can be found at http://www.dfking.com/clwr or http://www.bancroftpllc.com/crest.

About Crest Financial Limited

Crest Financial Limited (“Crest”) is a limited partnership under the laws of the State of Texas. Its principal business is investing in securities.

Important Legal Information

In connection with the proposed merger of Clearwire Corporation (“Clearwire”) with Sprint Nextel Corporation (the “Proposed Sprint Merger”), Crest and other persons (the

“Participants”) have filed a supplement to its definitive proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The definitive proxy statement and the supplement have been mailed to the stockholders of Clearwire. SECURITYHOLDERS OF CLEARWIRE ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND THE SUPPLEMENT, WHICH ARE AVAILABLE NOW, AND THE PARTICIPANTS’ OTHER PROXY MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS, CLEARWIRE AND THE PROPOSED SPRINT MERGER. The definitive proxy statement, the supplement and all other proxy materials filed with the SEC are available at no charge on the SEC’s website at http://www.sec.gov. In addition, the definitive proxy statement and the supplement are also available at no charge on the website of the Participants’ proxy solicitor at http://www.dfking.com/clwr.

Forward-looking Statements

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “should,” “may,” “will,” “believes,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology.

SOURCE: Crest Financial Limited